UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MENTOR CORPORATION
(Name of Subject Company (Issuer))

MAPLE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

587188103
(CUSIP Number of Class of Securities)

Allen Y. Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$1,256,184,542		$49,368.06

(1) Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 40,522,082 shares of Mentor Corporation common stock (representing the shares of common stock outstanding, in-the-money options, shares of common stock issuable upon the exercise of outstanding performance stock unit awards and shares of common stock issuable upon conversion of Mentor Corporation’s outstanding 2.75% Convertible Subordinated Notes, due 2024, in each case outstanding as of November 28, 2008 and the shares of common stock subject to outstanding rights under the employee stock purchase plan of Mentor Corporation as of December 1, 2008), by $31.00 per share (which is the offer price).
(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $49,368.06	Filing Party: Johnson & Johnson and Maple Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: December 12, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2008, as amended, (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (“Seller”), at a purchase price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 4.  Terms of the Transaction.

The fourth paragraph under Section 1—“Terms of the Offer” of the Offer to Purchase is hereby amended by restating the final sentence thereof as follows:

“All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to such parties disputing such determination in a court of competent jurisdiction.”

The penultimate paragraph under Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase is hereby amended by deleting the final sentence thereof and restating the first sentence thereof as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to such parties disputing such determination in a court of competent jurisdiction.”

The final paragraph under Section 4—“Withdrawal Rights” of the Offer to Purchase is hereby amended by restating the first sentence thereof as follows:

“All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding, subject to the dispute of such determination in a court of competent jurisdiction.”

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On December 15, 2008, the Police and Fire Retirement System of the City of Detroit, alleging itself to be a shareholder of Seller, filed a purported shareholder class action complaint in the Santa Barbara County Superior Court of the State of California, captioned Police and Fire Retirement System of the City of Detroit v. Mentor Corporation et al., Case No. 1304489, in connection with the Offer and Merger.  The complaint names as defendants Seller, the members of the Seller Board, certain Seller officers, Parent, Ethicon and Does 1-25.  The suit alleges that the members of the Seller Board and certain officers of Seller breached their fiduciary duties to Seller’s shareholders in connection with the sale of Seller, and that Seller, Parent and Ethicon aided and abetted the purported breaches of fiduciary duties.  The suit seeks various equitable relief related to the Offer and the Merger and also seeks the costs of the action, including reasonable allowances for attorneys’ fees and experts’ fees.  Parent believes the allegations against Parent and Ethicon are without merit, and Parent intends to defend vigorously the action.

On December 17, 2008, Cinotto v. Mentor Corporation et al., Case No. 1304357, and Steamfitters Local 449 Pension Fund v. Mentor Corporation et al., Case No. 1304364, were consolidated for all purposes as In re Mentor Corporation Shareholder Litigation, Lead Case No. 1304357, in Santa Barbara County Superior Court."

The second and third paragraphs under Section 7—“Certain Information Concerning Seller” of the Offer to Purchase are hereby amended by deleting the third paragraph in its entirety and adding to the end of the second paragraph the following:

“Although the Purchaser has no knowledge that any information included in the periodic reports, proxy statements and other information filed by Seller with the SEC is untrue, the Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by Seller to disclose any events which may have occurred or may affect the significance or accuracy of any such information.”

The first paragraph under Section 18—“Miscellaneous” of the Offer to Purchase is hereby amended by deleting the parenthetical “(nor will tenders be accepted from or on behalf of)” from the first sentence thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAPLE MERGER SUB, INC.

By	/s/ Richard D. Gooding

	Name:	Richard D. Gooding

	Title:	Vice President

	Date:	December 19, 2008

JOHNSON & JOHNSON

By	/s/ Allen Y. Kim

	Name:	Allen Y. Kim

	Title:	Attorney-in-Fact

	Date:	December 19, 2008